FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Completion of Construction and Initial Production at
La Yaqui Grande

Toronto, Ontario (June 20, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce initial gold production from the La Yaqui Grande mine, following the completion of construction this month, ahead of schedule. Stacking rates continue to ramp up with leaching activities beginning earlier in June.

To mark the occasion, the Company held a ceremony at site with President and Chief Executive Officer John A. McCluskey, members of the Alamos Gold Board of Directors, and employees from the La Yaqui Grande mine.

“This represents a significant achievement with construction of La Yaqui Grande having been completed ahead of schedule while navigating a challenging environment over the past few years with COVID-19. On behalf of Alamos, I would like to congratulate our entire team at Mulatos. La Yaqui Grande represents another in a long line of discoveries that have continued to extend the mine life of the overall Mulatos Complex since it began producing in 2005. Given its higher grades and recoveries, La Yaqui Grande underpins a strong outlook for Mulatos with higher production and lower costs driving growing free cash flow in the second half of this year and beyond,” said Mr. McCluskey.

A total of 991 ounces of gold were produced from the initial pour. La Yaqui Grande is expected to produce approximately 3,000 ounces in June which is already factored into second quarter consolidated production guidance of between 100,000 and 110,000 ounces of gold. Consistent with full year 2022 guidance, stacking rates at La Yaqui Grande are expected to ramp up through the second half of the year driving production higher and costs lower at Mulatos and company-wide starting in the third quarter. Combined with lower capital spending with construction of La Yaqui Grande completed, Mulatos is expected to generate strong mine-site free cash flow starting in the second half of the year. Costs are expected to continue to improve into 2023 reflecting a full year of production from La Yaqui Grande.

First announced in July 2020 as Alamos Gold’s next low-cost, high-return project in the Mulatos District, this large-scale construction project will extend the life of mine for at least five years thus sustaining the Company’s presence and importance in the production of gold in the state of Sonora, Mexico. La Yaqui Grande was completed ahead of schedule generating more than 1,000 jobs during the construction phase and will continue to sustain 450 direct jobs.

TRADING SYMBOL: TSX:AGI NYSE:AGI

"JUNE 2022 - LA YAQUI GRANDE PROJECT - GRAND OPENING"
ALAMOS GOLD INC.
Minas de Oro Nacional S.A. de C.V.
LA YAQUI GRANDE
JUNE 2022

A ribbon cutting marked the launch of operations at La Yaqui Grande. From left to right: Construction Administrator Monica Rodriguez, Mexico Projects Director Marcelo Martinez, Alamos Gold President and CEO John McCluskey, Safety Supervisor Monica Suarez, Sahuaripa Mayor Luis Carlos Galindo, and Mine Trainer Vianney Barragan.

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

La Yaqui Grande’s first bar of gold.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “is expected”, "will", “plan”, “planned”, “outlook” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

connotation of such terms. Forward-looking statements contained in this news release are based on expectations, estimates and projections as of the date of this news release.
Forward-looking statements in this news release include, but may not be limited to, information as to strategy, plans, expectations or future financial or operating performance such as: expectations pertaining to the continued ramp up of stacking rates at the La Yaqui Grande mine; expected mine life at the overall Mulatos Complex; expectations pertaining to production amounts and timing of production from the La Yaqui Grande mine; the expected reduction in costs at Mulatos and company-wide; expectations around free cash flow, mine-site free cash flow and capital spending; expectations around grades and recovery rates; expected sustainability of the Company’s presence and importance in the production of gold in the state of Sonora, Mexico; expected number of jobs that the project will continue to sustain and other statements that express management’s expectations or estimates of future plans and performance.
The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release, include, but are not limited to: changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the continued and potential effects of COVID-19 and its impact on the broader market and the trading price of the Company’s shares; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to COVID-19 and government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company’s operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas and electricity; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; changes in the Company’s credit rating; any decision to declare a dividend; employee and community relations; labour and contractor availability (and being able to secure the same on favourable terms); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; changes in national and local government legislation, controls or regulations (including tax and employment legislation) in jurisdictions in which the Company does or may carry on business in the future; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; disruptions in the maintenance or provision of required infrastructure and information technology systems, the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this document have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”)

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, and “mine-site all-in sustaining costs” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory associated and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available in the Company’s latest Management’s Discussion and Analysis available online on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov and at www.alamosgold.com.

5 | ALAMOS GOLD INC